Exhibit 99.2

Have questions about this notice? Call the Number below or scan the QR code to find out more Toll Free – 1-877-982-8767 International – 514-982-7555 service@computershare.com www.computershare.com/ noticeandaccess Notice of Availability of Annual Shareholder Meeting Materials for The Bank of Nova Scotia Meeting Date and Location: When: Tuesday, April 8, 2025 Where: Canadian Museum of Immigration at Pier 21 9:30 a.m. (Atlantic) 1055 Marginal Road Halifax, Nova Scotia B3H 4P7 Live Webcast: https://meetings.lumiconnect.com/400-481-107-374 As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver the management proxy circular (Circular) for our annual meeting of shareholders (Meeting) to both our registered and non-registered (beneficial) shareholders. This means that the Circular will be posted online for you to access instead of receiving a paper copy in the mail. Also as permitted under securities laws, we are using “notice and access” to deliver our 2024 annual report (Annual Report) to beneficial shareholders. This means that the Annual Report will be posted online for you to access instead of receiving a paper copy in the mail. Notice and access gives shareholders more choice, allows for faster access to the Circular and the Annual Report, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. Registered shareholders and beneficial shareholders who have previously provided standing instructions to receive a paper copy of the Circular or the Annual Report will receive those, as applicable. You will find enclosed with this notice a form of proxy if you are a registered shareholder or a voting instruction form if you are a beneficial shareholder so that you can vote your shares (see “Voting” below). This notice presents only an overview of the more complete meeting materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Circular and other meeting materials before voting. The Circular, the Annual Report and other relevant materials are available at: www.envisionreports.com/scotiabank2025 OR www.sedarplus.ca OR www.sec.gov Notice of Meeting The following items of business to be brought before the Meeting are described in the “Business of the meeting” section of the Circular and other applicable sections listed below: 1. Receive our consolidated financial statements for the year ended October 31, 2024 and the auditor’s report on the statements – “Business of the meeting” in Section 1 of the Circular and the Annual Report 2. Elect directors – “Business of the meeting” and “About the nominated directors” in Section 1 of the Circular 3. Appoint auditor – “Business of the meeting” in Section 1 of the Circular 4. Vote on an advisory resolution on our approach to executive compensation – “Business of the meeting” in Section 1 and “Executive Compensation” in Section 3 of the Circular 5. Vote on the shareholder proposals – “Business of the meeting” in Section 1 and “Shareholder proposals” in Section 5 of the Circular 6. Consider any other business that may properly come before the Meeting 020SVE

Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you may vote using the methods reflected on your enclosed form of proxy or voting instruction form for receipt by 9:00 a.m. (Eastern) on April 4, 2025. You may also vote by attending the Meeting or appointing a proxyholder to represent you at the Meeting to vote. Please refer to your form of proxy or voting instruction form for instructions on how to vote at the Meeting, as well as “Information about voting” in Section 1 of the Circular. PLEASE VIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING How to Obtain Paper Copies of the Meeting Materials You may request a paper copy of the meeting materials at no cost up to one year from the date the Circular was filed on SEDAR+ as follows: Before the Meeting After the Meeting Registered Shareholders Call 1-866-962-0498 (North America) or 514-982-8716 (outside North America) and enter the 15-digit control number located on your form of proxy. Call 1-866-964-0492 (North America) or Employee Share Plans 514-982-8714 (outside North America) or Call 1-866-962-0498 (North America) or email postagm@computershare.com. 514-982-8716 (outside North America) and enter the 15-digit control number located on your voting instruction form. If your voting instruction form does not contain a control number, email service@computershare.com or call 1-877-982-8767 (North America) or 514-982-7555 (outside North America). Beneficial Visit www.proxyvote.com or call Call 1-877-907-7643 (North America) or (Non-Registered) 1-877-907-7643 (North America) or 303-562-9305 (outside North America). Shareholders 303-562-9305 (outside North America) and enter the 16-digit control number located on your voting instruction form. To ensure you receive the meeting materials prior to the voting deadline and the date of the meeting, all requests must be received no later than March 25, 2025. If your request to receive meeting materials is received prior to the date of the meeting, the meeting materials will be sent to you within three business days of receiving your request. If you submit your request on or after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request. Please note that you will not receive another form of proxy or voting instruction form, so please retain your current one for voting purposes. Go Paperless You can receive shareholder materials, including this notice and your form of proxy or voting instruction form, by email. You can also revoke previously provided standing instructions indicating that you wish to receive paper copies of the meeting materials. To go paperless: Registered Shareholders Go to www.investorcentre.com and sign up using the Holder Account Number on your proxy. Beneficial (Non-Registered) Go to www.proxyvote.com and sign up using the control number on your voting instruction form or, Shareholders after the meeting, contact your intermediary. ® Registered trademark of The Bank of Nova Scotia. 020SWE